Exhibit (a)(2)(E)

Recommendations of the Board of Directors of Open Joint Stock Company Vimpel-Communications

(OJSC VimpelCom) Relating to the Voluntary Tender Offer by VimpelCom Ltd.

In connection with OJSC VimpelCom’s receipt on February 9, 2010, of the voluntary tender offer (hereinafter, the “VTO”) from VimpelCom Ltd. relating to acquisition of 51,281,022 common registered book-entry shares of OJSC VimpelCom (hereinafter, the “Common Shares” and, with regard to each such share, a “Common Share”), representing 100% of the issued and outstanding Common Shares, and 6,426,600 preferred type A registered book-entry shares of OJSC VimpelCom (hereinafter, the “Preferred Shares”, and, with regard to each such share, a “Preferred Share”), representing 100% of the issued and outstanding Preferred Shares, the Board of Directors of OJSC VimpelCom (hereinafter, the “Board”), in compliance with clauses 1-2 of Art. 84.3 of Federal Law No. 208-FZ On Joint-Stock Companies, dated December 26, 1995 (as amended), hereby makes the following recommendations to shareholders of OJSC VimpelCom:

1)	Regarding proposed purchase price of OJSC VimpelCom’s securities:

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The purchase price of one Common Share and one Preferred Share proposed in the VTO is RUR0.01 per each such share. We note that the VTO was accompanied by a bank guarantee issued by ING BANK (EURASIA) ZAO (Closed Joint-Stock Company) for the purchase price for all Common Shares and Preferred Shares.

•	As specified in the VTO, either cash or other securities may be paid for the Common Shares and Preferred Shares, at the option of the selling shareholder, as described in detail below.

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We note that the purchase price (if paid in cash) is significantly lower than 7,590.11 Russian rubles (equal to US$256.77 at the exchange rate as of January 18, 2010), which is based on the weighted average sales price per Common Share as quoted on the Russian Trading System during the six month period preceding January 18, 2010, the date on which the VTO was filed with the Russian Federal Service for the Financial Markets, and US$17.80, which is based on the average closing sales price per American depositary share, representing 1/20 of a Common Share (“ADS”), on the New York Stock Exchange during the six month period preceding January 18, 2010. Preferred Shares are not traded by trade arrangers in the securities market. However, taking into account the appraisal report relating to the price per Preferred Share prepared by an independent appraiser as part of OJSC VimpelCom’s reorganization in 2008, the market price per Preferred Share as of the date of such report (March 28, 2008) is significantly higher than the purchase price under the VTO (if paid in cash). Therefore, the Board believes that, if paid in cash, the purchase price is not fair to holders of Common Shares and Preferred Shares.

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Under the VTO, as an alternative to the cash consideration for the Common Shares and/or Preferred Shares, shareholders of OJSC VimpelCom who are “qualified investors” (as such term is defined in the Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996 (as amended)) may elect to receive payment of the purchase price in the form of other securities, namely depositary receipts representing common shares (hereinafter, “common DRs”) or preferred shares (hereinafter, “preferred DRs”) of VimpelCom Ltd., as follows:

➢	a holder of Common Shares may elect to receive 20 common DRs (representing, in the aggregate 20 common shares of VimpelCom Ltd.) in exchange for each Common Share tendered; and

➢	a holder of Preferred Shares may elect to receive 20 preferred DRs (representing, in the aggregate 20 preferred shares of VimpelCom Ltd.) in exchange for each Preferred Share tendered.

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The Board believes that the other securities, namely common DRs and preferred DRs of VimpelCom Ltd., offered on the terms described above, represent fair consideration for the Common Shares and Preferred Shares, respectively.

2)	Regarding assessment of the potential change in the market price of OJSC VimpelCom’s securities upon acquisition:

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Upon completion of the VTO, the number of Common Shares and ADSs that are publicly held may be so small that there would no longer be an active trading market for the Common Shares or the ADSs. The absence of an active trading market may reduce the liquidity and market value of the ADSs and the Common Shares. All Preferred Shares are held by the same shareholder and are not traded.

3)	Regarding assessment of VimpelCom Ltd.’s plans with respect to OJSC VimpelCom, including with respect to its employees:

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The VTO does not specify VimpelCom Ltd.’s plans with respect to OJSC VimpelCom and/or its employees. Therefore, the Board has not made an assessment of VimpelCom Ltd.’s plans with respect to OJSC VimpelCom.

In view of the above, the Board recommends that the holders of Common Shares and Preferred Shares accept the VTO of VimpelCom Ltd., with payment to be made in other securities—common DRs and preferred DRs of VimpelCom Ltd., as the case may be, and not elect the cash consideration alternative.

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